[LETTERHEAD OF GLOBAL ACCESS CORP]

October 13, 2005

Lisa Haynes
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Letter dated July 14, 2005 on Global Axcess Corp's Form 8-K and Form 8-K/A, filed June 24 & June 29, 2005, respectively.
      File No.000-17874

Dear Ms. Haynes:

We have reviewed your letter and have made the following response to your comment shown below:

"Please revise to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company "terminated" the relationship with its former accountant, as that wording is unclear to a reader. Include a letter from the former accountants addressing the revised disclosures in the amendment."

Response:

The Company has filed an amended Form 8KA with the wording revisions noted above.

The Company understands the following: that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments and the Company will continue to work with the United States Securities and Exchange Commission to have adequate and accurate disclosure in their filings.

Sincerely,


/s/ David J. Surette
David J. Surette
Chief Financial Officer and Chief Accounting Officer